January 27, 2010

Board of Directors
GenVec, Inc.
65 West Watkins Mill Road,
Gaithersburg, Maryland 20878

Ladies and Gentlemen:

We are acting as counsel to GenVec, Inc., a Delaware corporation (the “Company”) , in connection with its registration statement on Form S-3 (file no. 333-140373) (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) relating to the proposed public offering (the “Offering”) of (i) up to 14,000,000 shares of the common stock, par value $0.001 per share (the “Common Stock”) of the Company (the “Shares”), all of which Shares are to be sold by the Company, and associated stock purchase rights (the “Rights”), all of which stock purchase rights are to be issued pursuant to the Rights Agreement, dated September 7, 2001 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), (ii) warrants to purchase up to 4,200,000 shares of Common Stock evidenced by Warrant Purchase Agreements in the form filed by the Company as Exhibit  4.1 to its Current Report on Form 8-K on January 27, 2010 (“Warrant Purchase Agreements”) and (iii) up to 4,2000,000 shares of Common Stock issuable upon exercise of the Warrant Purchase Agreements (the “Warrant Shares”) and the associated Rights, as described in the Prospectus dated February 12, 2007, which forms a part of the Registration Statement, as supplemented by a Prospectus Supplement dated January 27, 2010 (together with the Prospectus, the “Prospectus Supplement”).  This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed, including the form of investor purchase agreement for the Offering filed by the Company as Exhibit 10.1 to its Current Report on Form 8-K on January 27, 2010 (the “Investor Purchase Agreements”).   In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  We also have assumed that the Rights Agreement has been duly authorized, executed, and delivered by the Rights Agent and that the members of the Board of Directors of the Company have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.   As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

January 27, 2010

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) as to the opinions given in paragraphs (a), (b) and (d), the Delaware General Corporation Law, as amended, and (ii) as to the opinion given in paragraph (c), the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level).  We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.  As used herein, the term “Delaware General Corporation Law, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that, as of the date hereof:

(a)	the Shares, the Warrant Shares and the respective associated Rights have been duly authorized by all necessary corporate action on the part of the Company;

(b)
following (i) execution and delivery of each of the Investor Purchase Agreements, (ii) issuance and delivery of the Shares in the manner contemplated by the Investor Purchase Agreements and the Prospectus Supplement, and (ii) receipt by the Company of the consideration for the Shares specified in the resolutions of the Pricing Committee of the Board of Directors, the Shares and the associated Rights will be validly issued and the Shares will be fully paid and nonassessable;

(c)
following (i) execution and delivery of the Investor Purchase Agreements, (ii)  execution and delivery of the Warrant Purchase Agreements in the manner contemplated by the Investor Purchase Agreements, the Warrant Purchase Agreements and the Prospectus Supplement, and (ii) receipt by the Company of the consideration for the Warrant Purchase Agreements specified in the resolutions of the Pricing Committee of the Board of Directors, the Warrant Purchase Agreements will be valid and binding obligations of the Company; and

(d)
following (i) execution and delivery of the Investor Purchase Agreements, (ii) execution and delivery of the Warrant Purchase Agreements in the manner contemplated by the Investor Purchase Agreements, the Warrant Purchase Agreements and the Prospectus Supplement, (iii) receipt by the Company of the consideration for the Warrant Purchase Agreements specified in the resolutions of the Pricing Committee of the Board of Directors, and (iv) exercise of the Warrant Purchase Agreements pursuant to their terms, receipt by the Company of the exercise price for the Warrant Shares as specified in the Warrant Purchase Agreements and issuance of the Warrant Shares thereunder, the Warrant Shares and the associated Rights will be validly issued and the Warrant Shares will be fully paid and nonassessable.

January 27, 2010

The opinions expressed in Paragraph (c) above with respect to the valid and binding nature of the Warrant Purchase Agreements may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Warrant Purchase Agreements are considered in a proceeding in equity or at law).

It should be understood that the opinion above concerning the Rights does not address the determination a court of competent jurisdiction may make regarding whether the Board of Directors of the Company would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time and that our opinion above addresses the Rights and the Rights Agreement in their entirety and not any particular provision of the Rights or the Rights Agreement and that it is not settled whether the invalidity of any particular provision of a rights agreement or of rights issued thereunder would result in invalidating in their entirety such rights.

This opinion letter has been prepared for use in connection with the Registration Statement.  We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed on January 27, 2010, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON LLP

HOGAN & HARTSON LLP